UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim St.

Herzliya,
4676670, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On January 13, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold Extraordinary General Meeting of Shareholders (the “Meeting”) on February 17, 2026, at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel at 04:00 PM (Israel Time). However, on February 17, 2026, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum.

The Company announces today, the results of the Meeting, held today, Tuesday, February 24, 2026, in Tel Aviv, Israel. At the Meeting, all of the proposals set forth in Company’s announcement dated January 13, 2026, were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To approve an increase of the Company’s authorized share capital by 1,450,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 2,900,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly; and

2.	To re-elect Ms. Iris Shapira Yalon to hold office, for an additional term, as an external director of the Company, effective as of January 29, 2026, for a period of three (3) years, until January 29, 2029; and

3.	To approve, for purposes including but not limited to compliance with Nasdaq Rule §5635(c), the issuance and sale in a private placement of securities in the aggregate amount of up to US$2,000,000 to certain investors, including officers and directors of the Company and an Interested Party, such funding to be contingent upon the consummation of the transaction relating to NeuroNOS Ltd., as further described in the Company’s Form 6-K filed on January 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL Biopharmaceuticals Ltd.

Date: February 24, 2026	/s/ Noam Band
Noam Band
Chief Executive Officer

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